QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(AMENDMENT NO.     )*(1)

Coram Healthcare Corp. (Name of Issuer)
Common Stock, $0.001 par value Title of Class of Securities)
218103109 CUSIP Number)
Richard F. Levy, Esq. Altheimer & Gray 10 South Wacker Drive Chicago, Illinois 60606 (312) 715-4600 Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 22, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    / /

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

(1)    This Schedule 13D is a joint filing for the Ann & Robert H. Lurie Foundation, Mark Slezak, Samstock, L.L.C. and Richard Haydon. The Ann & Robert H. Lurie Foundation and Mark Slezak previously jointly filed a Schedule 13D and six amendments; Samstock, L.L.C. previously filed a Schedule 13D and five amendments. See Item 1.

CUSIP No. 218103109	13D	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Ann & Robert H. Lurie Foundation (f/k/a Ann & Robert H. Lurie Family Foundation)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) / /
(b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:
3,999,900

	8.	SHARED VOTING POWER:
-0-

	9.	SOLE DISPOSITIVE POWER:
3,999,900

	10.	SHARED DISPOSITIVE POWER:
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
3,999,900

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
8.1%(1)

14.	TYPE OF REPORTING PERSON:
OO (Illinois not-for-profit corporation)

(1)
Based on 49,638,452 shares of Common Stock outstanding as of September 30, 2001, as reported in the Issuer's most recent Form 10-Q.

CUSIP No. 218103109	13D	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Mark Slezak

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) / /
(b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:
606,000

	8.	SHARED VOTING POWER:
-0-

	9.	SOLE DISPOSITIVE POWER:
606,000

	10.	SHARED DISPOSITIVE POWER:
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
606,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
1.2%(1)

14.	TYPE OF REPORTING PERSON:
IN

(1)
Based on 49,638,452 shares of Common Stock outstanding as of September 30, 2001, as reported in the Issuer's most recent Form 10-Q.

CUSIP No. 218103109	13D	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Samstock, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) / /
(b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:
2,500,000

	8.	SHARED VOTING POWER:
-0-

	9.	SOLE DISPOSITIVE POWER:
2,500,000

	10.	SHARED DISPOSITIVE POWER:
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,500,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
5.0%(1)

14.	TYPE OF REPORTING PERSON:
OO (Illinois not-for-profit corporation)

(1)
Based on 49,638,452 shares of Common Stock outstanding as of September 30, 2001, as reported in the Issuer's most recent Form 10-Q.

CUSIP No. 218103109	13D	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Richard L. Haydon

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) / /
(b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:
991,909

	8.	SHARED VOTING POWER:
-0-

	9.	SOLE DISPOSITIVE POWER:
991,909

	10.	SHARED DISPOSITIVE POWER:
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
991,909

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
2.0%(1)

14.	TYPE OF REPORTING PERSON:
OO (Illinois not-for-profit corporation)

(1)
Based on 49,638,452 shares of Common Stock outstanding as of September 30, 2001, as reported in the Issuer's most recent Form 10-Q.

        Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of the Ann & Robert H. Lurie Foundation (f/k/a Ann & Robert H. Lurie Family Foundation), an Illinois not-for-profit corporation ("Lurie Foundation"), Mark Slezak, an individual ("Mr. Slezak"), Samstock, L.L.C., a Delaware limited liability company ("Samstock"), and Richard L. Haydon, an individual ("Mr. Haydon"). The Lurie Foundation, Mr. Slezak, Samstock, and Mr. Haydon are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing hereunder because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Reporting Persons constitute a "person" or "group" for any purpose, or (ii) an admission that any of the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any of the securities owned by any other Reporting Persons. Pursuant to Rule 13d-1(k)(2) under the Act, each Reporting Person is filing this Schedule 13D on its own behalf and not on behalf of any other person. Attached hereto as Exhibit 1 is the statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Act.

Item 1    Security and Issuer.

        This Statement on Schedule 13D ("Schedule 13D") relates to the shares of common stock, $0.001 par value (the "Common Stock") of Coram Healthcare Corp., a Delaware corporation ("Issuer"). This is a joint filing by the Lurie Foundation, Mr. Slezak, Samstock and Mr. Haydon.

        Previously, the Lurie Foundation, Mr. Slezak, Samstock, and Mr. Haydon (along with certain other persons) jointly filed with the Securities Exchange Commission ("SEC") a Statement on Schedule 13D on July 18, 2000, as amended by that certain Amendment No. 1 filed with the SEC on July 27, 2000, as amended by that certain Amendment No. 2 filed with the SEC on August 18, 2000, as amended by that certain Amendment No. 3 filed with the SEC on September 1, 2000, and as amended by that certain Amendment No. 4 filed with the SEC on October 13, 2000 each relating to the shares of Common Stock of the Issuer. Subsequently, the Lurie Foundation and Mr. Slezak jointly filed with the SEC that certain Amendment No. 5 on October 20, 2000 and that certain Amendment No. 6 on December 6, 2000 relating to the shares of Common Stock of the Issuer. In addition, Samstock filed with the SEC that certain Amendment No. 5 on December 6, 2000 relating to the shares of Common Stock of the Issuer. This filing constitutes an amendment to the Statements on Schedule 13D for the Lurie Foundation, Mr. Slezak and Samstock and constitutes an initial Statement on Schedule 13D for Mr. Haydon.

        The principal executive offices of Issuer are located at 1675 Broadway, Suite 900, Denver, Colorado 80202.

Item 2    Identity and Background.

        (a)-(c)

  Lurie Foundation

        The Lurie Foundation is an Illinois not-for-profit corporation, the principal business of which is philanthropy. The principal business and office address of the Lurie Foundation is Two North Riverside Plaza, Suite 1500, Chicago, Illinois 60606. The principal officer of the Lurie Foundation is Ann Lurie, President.

  Mr. Slezak

        Mr. Slezak is a financial advisor. His principal business and office address is Two North Riverside Plaza, Suite 1500, Chicago, Illinois 60606.

  Samstock

        Samstock is a Delaware limited liability company, the principal business of which is investments. Its principal and business office address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. Sam Zell is the President, and Bill Pate and Donald J. Liebentritt are Vice-Presidents of Samstock.

  Mr. Haydon

        Mr. Haydon is an investment advisor. His principal business and office address is Omega Advisors, Inc., Wall Street Plaza, 88 Pine Street, 31st Floor, New York, New York 10005.

        (d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    The Lurie Foundation is an Illinois not-for-profit corporation. Samstock is a Delaware limited liability company. All of the Reporting Persons who are natural persons identified in this Item 2 are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

        The sources and amounts of the funds used by the Reporting Persons to purchase the shares of Common Stock listed in Item 5(a) were as follows:

Name	Source of Funds	Amount of Funds
Lurie Foundation	Working Capital	$5,010,749.01
Mr. Slezak	Personal Funds	$504,542.90
Samstock	Working Capital	$687,766.16
Mr. Haydon	Personal Funds	$1,156,135.00

        No portion of such funds was borrowed.

Item 4.    Purpose of Transaction.

        On August 8, 2000 the Issuer filed a voluntary petition under Chapter 11 of the Bankruptcy Code. On October 20, 2000, the U.S. Trustee appointed by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") appointed an equity committee (the "Equity Committee"). The Equity Committee consists of the Lurie Foundation, Samstock and Mr. Haydon. On August 8, 2000 and July 31, 2001, the Issuer's management submitted disclosure statements soliciting votes with respect to a plan of reorganization proposed by the Issuer. On both occasions the plan was rejected by the Bankruptcy Court.

        The Issuer last held an annual meeting on August 5, 1999 and has not held or designated a date for any stockholder meeting since that date. On January 22, 2002, the Reporting Persons, as members of the Equity Committee of the Issuer, filed a motion before the Bankruptcy Court requesting, among other things, that the Bankruptcy Court order the Issuer to hold promptly an annual meeting of its stockholders for the election of directors (the "Motion"). The Motion is attached as Exhibit 2 hereto and incorporated herein by this reference. If the Motion is granted, the Reporting Persons expect, as stockholders of the Issuer, to nominate some or all of the following persons as candidates for election to the Board of Directors of the Issuer at the requested meeting: Dean Jeffrey Lehman (Dean of the

University of Michigan Law School), Susan Folkman, Ph.D, (Director of Osher Center for Integrative Medicine and Professor of Medicine at University of California San Francisco), Ms. Roberta Shapiro (prominent health care industry consultant and Executive Director of Ronald McDonald House Charities), Mark J. Gainor (President of a private venture capital investment company investing primarily in health care technology companies), Carl Goldfischer, M.D. (a Managing Director of Bay City Capital), Mr. Liebentritt, Mr. Haydon and Mr. Slezak. The Reporting Persons are also considering additional candidates of equal stature and experience. In addition, the Reporting Persons intend to propose that noteholders of Coram, Inc. nominate an additional person to serve on the Board of Directors of the Issuer. The Reporting Persons anticipate that, if elected, the new directors will propose a plan of reorganization which will be acceptable to the Bankruptcy Court.

        Members of the Equity Committee are also engaged in exploratory discussions with an executive search firm regarding the identification of individuals qualified to provide senior management to the Issuer and Coram, Inc., the Issuer's principal operating subsidiary. The Reporting Persons believe that, if elected, the new directors should make changes to senior management.

        In addition, the Motion requests that the Bankruptcy Court invalidates certain recent amendments to the Certificate of Designation of the Series A Preferred Stock of Coram, Inc. and the Stockholders' Agreement of Coram, Inc., which amendments provide the holders of the preferred stock with (a) approximately 55.4% of the total voting power of Coram, Inc., and (b) the right to appoint four out of a total of seven directors to the board of directors of Coram, Inc. on the occurrence of certain defined "triggering events," including the entry of an order of a court of competent jurisdiction compelling a stockholder meeting of the Issuer for the election of directors.

        On January 14, 2002, Goldman Sachs & Co and Foothill Capital Corporation filed a motion with the Bankruptcy Court requesting the appointment of a Chapter 11 Trustee. Separately, on January 18, 2002, the U.S. Trustee filed a motion with the Bankruptcy Court requesting the appointment of a Chapter 11 Trustee. The Equity Committee plans to file a response opposing both of the motions to appoint a Chapter 11 Trustee. The Reporting Persons believe that the election of new, experienced and independent directors to the board of the Issuer will serve the best interests of the Issuer and, therefore, that appointment of a Chapter 11 Trustee is unnecessary.

        Depending on market conditions and other factors that each may deem material to its investment decision, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the Common Shares that such Reporting Persons now own or hereafter may acquire.

        Other than as described in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.    Interest in Securities of the Issuer.

        Each of the calculations in this Item 5 is based on 49,638,452 shares of Common Stock outstanding as of September 30, 2001, as reported in the Issuer's most recent Form 10-Q.

        Solely by virtue of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act and may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed beneficially owned by the other Reporting Persons. The Reporting Persons, in the aggregate, own a total of 8,097,809 shares of Common Stock, which constitutes approximately 16.3% of the outstanding Common Stock. Each Reporting Person disclaims beneficial ownership of all such shares of Common Stock owned by other Reporting Persons.

(a)

  Lurie Foundation

        The aggregate number of shares of Common Stock that the Lurie Foundation beneficially owns pursuant to Rule 13d-3 of the Act is 3,999,900, which constitutes approximately 8.1% of the outstanding shares of Common Stock.

  Mr. Slezak

        The aggregate number of shares of Common Stock that Mr. Slezak beneficially owns pursuant to Rule 13d-3 of the Act is 606,000, which constitutes approximately 1.2% of the outstanding shares of Common Stock.

  Samstock

        The aggregate number of shares of Common Stock that Samstock beneficially owns pursuant to Rule 13d-3 of the Act is 2,500,000, which constitutes approximately 5.0% of the outstanding shares of Common Stock.

  Mr. Haydon

        The aggregate number of shares of Common Stock that Mr. Haydon beneficially owns pursuant to Rule 13d-3 of the Act is 991,909, which constitutes approximately 2.0% of the outstanding shares of Common Stock.

(b)

  Lurie Foundation

        The Lurie Foundation has sole voting and dispositive power with respect to 3,999,900 shares of Common Stock, which constitutes approximately 8.1% of the outstanding shares of Common Stock.

  Mr. Slezak

        Mr. Slezak has sole voting and dispositive power with respect to 606,000 shares of Common Stock, which constitutes approximately 1.2% of the outstanding shares of Common Stock.

  Samstock

        Samstock has sole voting and dispositive power with respect to 2,500,000 shares of Common Stock, which constitutes approximately 5.0% of the outstanding shares of Common Stock.

  Mr. Haydon

        Mr. Haydon has sole voting and dispositive power with respect to 991,909 shares of Common Stock, which constitutes approximately 2.0% of the outstanding shares of Common Stock.

        (c) None of the Reporting Persons effected any transactions with respect to shares of Common Stock of the Issuer during the past 60 days or since its most recent filing on Schedule 13D.

        (d) No persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5, except to the extent that the investment advisory clients of Mr. Haydon may have such rights pursuant to the terms of their Advisory Agreements. See Item 6 below.

        (e) Not applicable

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The powers of disposition of Mr. Haydon with respect to shares of Common Shares of the Issuer owned beneficially by him on behalf of his investment advisory clients are held pursuant to written agreement with such clients (the "Advisory Agreements").

        Except for the Advisory Agreements, the Joint Filing Agreement dated January 23, 2002 among the Reporting Persons attached as Exhibit 1 to this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.    Materials to Be Filed as Exhibits.

Exhibit 1	Statement made pursuant to Rule 13d-1 (k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended
Exhibit 2	Motion of Equity Committee for Orders Relating to the Governance of Issuer filed in the United States Bankruptcy Court for the District of Delaware on January 22, 2002

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 23, 2002
ANN & ROBERT H. LURIE FOUNDATION
By:	/s/ MARK SLEZAK
Name:	Mark Slezak
Title:	Vice President
/s/ MARK SLEZAK Mark Slezak
SAMSTOCK, L.L.C.
By:	/s/ DONALD J. LIEBENTRITT
Name:	Donald J. Liebentritt
Title:	Vice-President
/s/ RICHARD L. HAYDON Richard L. Haydon

QuickLinks

  Item 1 Security and Issuer.
  Item 2 Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Materials to Be Filed as Exhibits.